September 8, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	Tortoise Acquisition Corp. II

Registration Statement on Form S-1

Filed August 24, 2020, as amended

File No. 333-248269

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Tortoise Acquisition Corp. II that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on September 10, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 2490 copies of the Preliminary Prospectus dated September 8, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature page follows]

Very truly yours,

BARCLAYS CAPITAL INC.
GOLDMAN SACHS & CO. LLC
as Representatives of the Several Underwriters

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Authorized Signatory

GOLDMAN SACHS & CO. LLC

By:	/s/ Olympia McNerney
Name:	Olympia McNerney
Title:	Managing Director

[Signature Page – Acceleration Request]